
DIVERSIFIED
Energy Investment Solutions

REEF GLOBAL ENERGY VENTURES II

WHY INVEST IN ENERGY?

WHAT IS THE PROGRAM?

WHAT ARE THE BENEFITS?

WHY PARTNER WITH REEF?

HOW DO I SUBSCRIBE?

Reef Global Energy Ventures II is a series of up to seven limited partnerships to be formed to drill and own interests in oil & natural gas properties. The partnership intends to enter into agreements with major and/or independent oil & gas companies to drill and own interests in oil & natural gas properties located primarily in the United States and in U.S. waters in the Gulf of Mexico. The partnerships may drill and own interests without such strategic partners. The primary purposes of the partnerships are to generate revenue from the production of oil & gas, distribute cash to the partners, and provide tax benefits.

Reef Global Energy Ventures II Risk Factors To Consider

An investment in a Reef Global Energy Ventures II partnership involves risk and is suitable only for investors of substantial financial means who have little need for liquidity in their investments. Risks may be spread to a limited extent by participating in drilling operations on a number of different prospects. You should consider the following risks of an investment in a partnership carefully. For a more detailed description of the partnership risks, see the discussion of risk factors in the accompanying prospectus, prior to making your investment decision.

- *Oil & natural gas investments are risky. The selection of prospects for oil & natural gas drilling, the drilling, ownership and operation of oil & natural gas wells, and the ownership of non-operating interests in oil and natural gas properties are highly speculative. There is a possibility you will lose all or substantially all of your investment in the partnership.*
- *Drilling exploratory wells is riskier than drilling developmental wells. Although at least 80 percent of the offering proceeds used in drilling activities will be devoted to developmental or exploitation drilling which is done in close proximity to existing, productive sites, each partnership may also drill one or more exploratory wells in new, untapped areas.*
- *The partnerships may be required to pay delay rentals to hold drilling prospects, which may deplete partnership capital. Oil & gas leases generally must be drilled upon by a certain date or additional funds known as delay rentals must be paid to keep the lease in effect.*
- *Prices of oil and natural gas are volatile. Global economic conditions, political conditions, and energy conservation have created price volatility for oil & natural gas. Oil & natural gas prices may fluctuate significantly in response to minor changes in supply, demand, market uncertainty, political conditions in oil-producing countries, activities of oil-producing countries to limit production, global economic conditions, weather conditions and other factors that are beyond our control.*
- *Competition, market conditions and government regulation may adversely affect the partnerships. A large number of companies and individuals engage in drilling for oil & natural gas. As a result, there is intense competition for the most desirable prospects. The sale of any oil or natural gas found and produced by the partnerships will be affected by fluctuating market conditions and regulations, including environmental standards, set by state and federal agencies.*
- *Environmental hazards and liabilities may adversely affect the partnerships and result in liability for the additional general partners. There are numerous natural hazards involved in the drilling of oil & natural gas wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third-parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. Although the partnerships will maintain insurance coverage in the amounts we deem appropriate, it is possible that insurance coverage will be insufficient.*
- *The partnerships may incur liability for liens against its subcontractors. Although we will try to determine the financial condition of nonaffiliated subcontractors, if subcontractors fail to timely pay for materials and services, the properties of the partnerships could be subject to materialmen's and workmen's liens.*
- *Shut-in wells and delays in production may adversely affect partnership operations. Production from wells drilled in areas remote from marketing facilities may be delayed until sufficient reserves are established to justify construction of necessary pipelines and production facilities. In addition, production from wells may be reduced or delayed due to seasonal marketing demands.*
- *The production and producing life of partnership wells is uncertain. Production will decline. It is not possible to predict the life and production of any well. Actual commercial productive life could differ from anticipated lifespan. Production of oil or natural gas may not be sufficient for you to receive or even to recover your initial investment. In addition, production from the partnerships' oil & natural gas wells, if any, will decline over time, and initial production rates are not an indicator of consistently achievable levels of future production. Production declines may be rapid and irregular when compared to a well's initial production.*
- *Investors who elect to invest as additional general partners may be subjected to unlimited liability for partnership activities. If the partnership assets, available insurance, and the indemnification provided by Reef Oil & Gas Partners LLC are insufficient to satisfy the demands of creditors or a court judgment, additional general partners could suffer losses in excess of their investment.*

Energy Drives Our Economy And Your Opportunity

As our economy grows so does our demand for oil & gas. Supplying this growth with energy resources is vital in order to keep pace. The U.S. government's Energy Information Administration (EIA) predicts a strong worldwide growth in demand for oil and cites this as the driving force behind the sharp price increases, seen over the past years. It also states that a tight supply situation; changing views on the economics of oil production; concerns about economic and political situations in the oil producing countries in the Middle East, Venezuela, Nigeria, and the former Soviet Union; and recent supply disruptions caused by weather events (i.e. Hurricane Ivan in the Gulf of Mexico) have all contributed to the upward trend in prices.

U.S. energy consumption is expected to increase more rapidly than domestic supply through 2025. Petroleum demand is projected to increase from 20 million barrels per day two years ago to 27.9 million barrels per day in 2025. And total demand for natural gas in the U.S. is

U.S. energy consumption is expected to increase more rapidly than domestic supply through 2025.

Total Energy Production and Consumption

Delivered commercial energy consumption is projected to grow at an average rate of 1.9% between 2003 and 2025; reaching 12.5 quadrillion Btu in 2025. The most rapid increase in demand is projected for electricity used for computers, office equipment, telecommunications and small appliances.

Source: EIA/Annual Energy Outlook 2005


Total Energy Production and Consumption, 1970-2025 (quadrillion Btu)
History
Projections
Consumption
Net Imports
Production
150
125
100
75
50
25
0
1970
1980
1990
2003
2015
2025

Energy Drives Our Economy And Your Opportunity

Energy Consumption By Fuel

Total demand for natural gas is projected to increase at an average annual rate of 1.5% from 2003 to 2025 primarily aas a result of uncreasing use for electricity generation and industrial applications. Total petroleum demand is projected to grow at an average annual rate of 1.5%.

Source: EIA/Annual Energy Outlook 2005


Energy Consumption By Fuel, 1970-2025
(quadrillion Btu)
History
Projections
Petroleum
Natural Gas
Nuclear
Nonhydro
Renewables
Hydro
60
50
40
30
20
10
0
1970
1980
1990
2003
2015
2025

forecast to grow from 22 trillion cubic feet two years ago to almost 31 trillion cubic feet in 2025 primarily as a result of the increasing use of natural gas for electricity generation and industrial applications.

When you analyze these projections, it is evident that the oil & gas industry must devote more of its resources to increasing production to meet growing demand.

And because of the volatility of oil pricing and supply from OPEC member countries, and projections that Canada (which is our primary source for imported natural gas) is unlikely to support a continued increase in U.S. natural gas imports – increasing domestic drilling is imperative.

Investors can also take advantage of government provided tax incentives for ventures that focus on domestic oil & gas drilling ventures.

The Reasons To Partner With Reef

Deciding how to invest is an individual decision. It is predicated on your specific financial needs and goals. To make the right choice, you need to have the right information. Familiarizing yourself with the advantages of direct investment opportunities such as oil & gas can help put you in a better position to reach your financial objectives. Reef Global Energy Ventures II may provide you the potential to strengthen, balance and diversify your investment portfolio.

This brochure gives you an overview of Reef Global Energy Ventures II and its key features and benefits. The program is a registered $200,000,000 public offering of up to seven limited partnerships to be formed to drill and own interests in oil & natural gas properties primarily in the U.S. and U.S. waters in the Gulf of Mexico. At least 80 percent of the capital contributions to the Reef Global Energy Ventures II partnerships used in drilling activities will be devoted to the drilling of developmental or exploitation wells. This means most of the wells drilled will be within close proximity to producing wells so that the risks that usually accompany exploratory drilling are minimized. And because the investments



Reef's philosophy is to focus on developing opportunities that go beyond just providing tax benefits...

The Reasons To Partner With Reef

that will make up Reef Global Energy Ventures II partnerships will consist of drilling multiple wells, risk is further dispersed.

We primarily intend to acquire interests in oil & natural gas properties in which major and/or independent oil & natural gas companies also have an interest. We believe that these acquisitions may permit the partnerships to benefit from their additional seismic, geological and geophysical exploration and previous drilling efforts. With many experts, from both Reef and its partners evaluating each prospect, the potential for success is significantly increased.

Experience And Expertise Gives Us An Edge

Successful oil & gas investing is dependent on choosing a company that has a solid understanding of the industry and the ability to deliver results. Reef's philosophy is to focus on developing opportunities that go beyond just providing tax benefits – the ventures we develop must have the potential for profitability.

Unlike other companies, Reef doesn't rely on hunches or by following the pack. Reef makes informed decisions based on solid geological and other important indicators, including such elements as multi-pay horizons, predictable costs, annual rate of return, and profit to investment ratio. Unless the opportunity meets the exacting criteria set out by our highly-experienced geoscientists, engineers, landmen, and managing general partner – it will not become part of the Reef Global Energy Ventures II offering.

Our Goal Is Profitability

Reef's focus is on drilling producing oil and gas wells that are profitable. This is in contrast to other companies whose main focus is on well completion rates, which do not necessarily equate to profitability. When you invest in Reef Global Energy Ventures II, you are investing in a program that is designed to offer a favorable profit-to-



investment ratio; a reasonable time to payout; and assuming there is money to distribute – a monthly cash distribution.

Reef's business model for the Reef Global Energy Ventures II partnerships will be to actively seek developmental and exploitation drilling prospects that we believe will pay out once the wells have started producing -- in approximately a year-and-a-half to two years from the date the wells go into production – and show a profit during their lifespan. The bulk of investor capital goes toward drilling the wells. Eighty-nine percent of the partnership's cash distributions will be distributed to the holders of units (including Reef, which will buy at least five percent of the units in each partnership) and 11 percent to Reef. We pay one percent of the drilling, testing and completion costs plus 10 percent of operating costs, in addition to our share of the operating costs for the units we buy.

Putting Your Investments In Projects That Produce

Through Reef's partnership with other leading companies, we have access to numerous developmental

The Reasons To Partner With Reef

exploitation opportunities. Operating in multiple oil & gas basins, we may conduct partnership operations throughout the world, in such locations as we may deem advisable, but we will focus our drilling on properties located onshore and offshore in Louisiana, South Texas, and the Gulf of Mexico.

According to the United States Minerals Management Service (MMS), U.S. waters in the Gulf of Mexico accounted for 23 percent of the natural gas and 30 percent of the crude oil produced in the United States in 2002. The Federal offshore Gulf now leads any single state in crude oil production and ranks second to Texas in natural gas production.

Texas leads the country in crude oil production. and in both crude & natural gas proved reserves. Texas oil production in 2003 accounted for 20 percent of U.S. oil production and its proved reserves of 5,015 million barrels equals 22 percent of the U.S. total. Natural gas production in Texas for 2003 represented 26 percent of U.S. production, more than any other state or Federal offshore areas. Texas natural gas proved reserves of 45,730 cubic feet equals 24 percent of the U.S. total. According to statistical data from the Texas

The Gulf of Mexico

Reef Global Energy Ventures II investment opportunities include the prolific Gulf of Mexico region which, according to the U.S. government's Mineral Management Service is responsible for 23 percent of domestic gas production and 30 percent of domestic oil production.


Texas
West Gulf of Mexico

The Reasons To Partner With Reef

Railroad Commission, five of the state's top ten natural gas producing counties are located in South Texas.

Louisiana is another prolific oil & natural gas producing area we intend to develop. The state ranked fifth in crude oil production in 2003, accounting for five percent of U.S. production. Louisiana crude oil proved reserves of 452 million barrels ranks eighth among the states and Federal offshore areas. Louisiana natural gas production ranked sixth among the states.

These three areas are leading the U.S. in new discoveries as well. According to the Energy Information Administration (EIA), the Federal offshore Gulf of Mexico, and Texas and Louisiana were the top three locations in the country in 2003 for new field discoveries and new reservoir discoveries in existing fields.




Louisiana
SOUTH PASS AREA
WEST DELTA AREA SOUTH ADDITION
Central Gulf of Mexico



The Reasons To Partner With Reef

In 2003, the Federal offshore Gulf accounted for 99.6 percent of the new oil field discoveries and 74 percent of the new natural gas field discoveries in the U.S.

The areas that Reef focuses on have been selected because they possess a greater concentration of infrastructure and pipeline facilities, which make the cost of drilling more competitively-priced and subsequently lower.

Your Investment Is Our Investment

Reef only recommends investments that we have confidence in. That's why we contribute to the cost of each drilling venture and participate as an investor right alongside you. It's your way of knowing that we have a vested interest in the success of every project we undertake. Assuming that Reef Global Energy Ventures II is fully funded at $200,000,000, Reef will invest $10,000,000 of our money in the program.

Furthermore, investors are provided an opportunity whereby they may sell their units according to the terms of the Unit Purchase Program, beginning the fifth calendar year after your partnership closes and on each anniversary of such date for a five-year period.

As further evidence of Reef's commitment to the success of each Reef Global Energy Ventures II partnership, we maintain insurance coverage to help protect general partners against the effects of unlimited liability for partnership activities during drilling in an amount equal to the lesser of $50.000.000 or twice the capitalization of such partnership. In no event will a partnership maintain liability insurance of less than $10.000.000.

Generating Revenue and Providing Tax Benefits

Investing in oil & gas has the potential to both generate revenues and allow tax savings. Investors can take advantage of tax deductions for drilling costs, depreciation and depletion. Additional general partners can use the deductions to reduce income from any source. Limited partners may only use the deductions against passive income.

One of the primary benefits of investing in oil & gas is the ability to deduct intangible drilling costs (IDC) from taxable income. Intangible drilling costs are expenditures for the use of drilling rigs and other equipment, as well as labor, fuel, repairs, hauling and supplies used in drilling and completing a well. The costs of tangible equipment permanently installed on the well are not part of the IDC.

The tax code allows IDC for a well to be deducted in the year of investment provided drilling of the well begins during that year or within the first 90 days of the following year. We anticipate that approximately 70% of an investor's investment will be expended on IDC and other immediately deductible items. This means that an investment of $100,000 in a Reef Global Energy Ventures II partnership could yield up to $70,000 in tax deductions for the tax year in which the investment is made. For an investor in the 35% tax bracket, that could mean actual tax savings of up to $24,500 in the first year.

These deductions reduce an investor's dollars at risk, may reduce alternative minimum tax (AMT)

Investing in oil & gas has the potential to both generate revenues and allow tax savings

Generating Revenue and Providing Tax Benefits

obligations, self-employment taxes, Medicare taxes and state income taxes, and may reduce phase-outs of personal exemptions, itemized deductions and other tax items that are phased out with increased adjusted gross income. Moreover, if an investor is paying less of his hard-earned income to the government, he could invest those funds elsewhere, providing additional opportunities.

Partners may also be eligible for a tax incentive known as the percentage depletion allowance, which is specifically intended to encourage participation in oil & gas drilling. Generally, the government allows independent producers a depletion allowance equal to 15 percent of the gross revenue from a property before operating expenses. As a result 20 to 25 percent of a partnership's distributions are typically sheltered from federal income taxes.

How To Subscribe

Subscription Documents are included with each prospectus. Potential investors should undertake the following steps:

- Confirm that you meet the suitability standards listed in the prospectus. See pages 23 to 26 and Appendix C.
- Fill in the number of units (or fractions of units) to be purchased and the amount. The unit cost is $25,000 per unit and the minimum purchase is $10,000.
- Execute the Signature Page and Power of Attorney. Include your Social Security or Tax ID Number, and mailing address.
- Select participation in the applicable Reef Global Energy Ventures II partnership as a Limited Partner or General Partner, under Registration Information. The choice has important implications on the tax benefits available, as well as potential liability.
- Study the prospectus in its entirety. Pay special attention to Types of Units, Risk Factors and Suitability.
- Indicate type of ownership
- Make checks payable to "Bank of Texas, N.A. Escrow Agent" for the amount of your subscription.

Select participation in Reef Global Energy Ventures as a Limited Partner or General Partner...




REEF SECURITIES


REEF
OIL AND GAS PARTNERS LLC
1901 North Central Expressway, Suite 300
Richardson, TX 75080 (North Dallas)
(800) 422-1600

[Reef Global Energy Ventures II Logo]

Distributions to Investor Partners in Reef Global Energy Ventures Partnerships
October 2003 – March 2005

The following table contains information concerning distributions to partners in Reef Global Energy I, L.P. and Reef Global Energy II, L.P., the first two partnerships in Reef Global Energy Ventures, the first public drilling program sponsored by Reef Oil & Gas Partners LLC. This information represents distributions made to all holders of units in the partnerships, and excludes distributions payable to Reef Oil & Gas Partners LLC other than those attributable to its purchase of units. Reef Oil & Gas Partners LLC purchased 5% of the units in each partnership. **Please remember that prior performance is not indicative of future returns.**

	Reef Global Energy I, L.P.*		Reef Global Energy II, L.P.**	
	Total Distributions to Unit Holders	Distributions Per $20,000 Unit	Total Distributions to Unit Holders	Distributions Per $20,000 Unit
October 2003	$ 6,491.23	$ 65.70	$ --	$ --
November 2003	13,565.68	137.29	--	--
December 2003	27,590.00	279.23	--	--
January 2004	0.00	0.00	--	--
February 2004	16,020.00	162.13	--	--
March 2004	53,400.00	540.45	16,687.50	53.49
April 2004	32,040.00	324.27	16,687.50	53.49
May 2004	25,810.00	261.22	0.00	0.00
June 2004	20,025.00	202.67	16,687.50	53.49
July 2004	15,575.00	157.63	8,455.00	27.10
August 2004	30,260.00	306.25	8,455.00	27.10
September 2004	22,250.00	225.19	113,030.00	362.32
October 2004	23,140.00	234.19	169,100.00	542.05
November 2004	22,695.00	229.69	178,000.00	570.58
December 2004	23,140.00	234.19	204,700.00	656.17
January 2005	22,695.00	229.69	195,800.00	627.64
February 2005	10,680.00	108.09	182,450.00	584.84
March 2005	11,125.00	112.59	188,680.00	604.82
Total	$376,501.91	$3,810.47	$1,298,732.50	$4,163.09

* The offering period for Reef Global Energy I, L.P. ended in December 2002. Partnership capital from the sale of units was approximately $2 million. The first partnership well began production in June 2003.

** The offering period for Reef Global Energy II, L.P. ended in December 2003. Partnership capital from the sale of units was approximately $6.2 million.

The offering period for Reef Global Energy III, L.P., Reef Global Energy IV, L.P. and Reef Global Energy V, L.P. ended on September 20, December 2 and December 31, 2004, respectively. Partnership capital from the sale of units was approximately $10 million in Reef Global Energy III, L.P. and Reef Global Energy IV, L.P. and approximately $7.5 million in Reef Global Energy V, L.P. Each of these partnerships is still acquiring properties and conducting drilling activities. Reef Global Energy III, L.P. and Reef Global Energy IV, L.P. made their first distributions to unit holders in March 2005. These distributions totaled $12,104 per partnership ($24.21 per $20,000 unit).

Logo: Reef Securities, Inc.

Boilerplate: 1901 N. Central Expressway
Suite 400
Richardson, TX 75080 (North Dallas)
(800) 422-1606

Legal: Neither the Securities and Exchange Commission nor any state securities commission has determined the accuracy or completeness of the information contained within this brochure or in the prospectus concerning Reef Global Energy Ventures II. The offering of securities is made only by the prospectus which must accompany or precede this brochure and this brochure does not constitute an offer to sell nor the solicitation of an offer to buy. Investors in limited or general partnership interests are required to meet certain suitability standards which are set forth in the Investor Suitability section of the prospectus. Prospective investors are directed to that section.

Investments in oil & gas ventures are highly risky and could result in a complete loss of investors' funds. Past performance does not indicate future results. No recommendations are made as to the dollar amount that should be invested. Results will vary based on an investor's individual circumstances. Tax considerations of a Reef Global Energy Ventures II investment are described in the prospectus under Material Federal Income Tax Consequences. We recommend that each prospective investor read the prospectus in its entirety and consult with his/her own financial and tax advisors before making an investment decision. Reef Oil & Gas Partners, LLC direct participation programs are distributed by Reef Securities, Inc., member NASD and SIPC.

May ___, 2005
NASD Reference #________________